Exhibit 99.1

SCISPARC LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2025	2024	2024
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,545	$252	$1,540
Restricted deposit		21	64	20
Short-term deposit		-	2,308	-
Trade receivables		14	19	10
Other accounts receivable		371	298	1,079
Investments in short-term financial assets	7g	-	-	517
Loans to related parties	5	644	-	4,224
Inventory		154	415	113

		2,749	3,356	7,503

NON-CURRENT ASSETS:
Intangible asset, net	4	1,383	3,006	1,479
Related parties	5,7	-	2,448	-
Investment in company account for at equity	3	640	1,196	952
Investments in financial assets	5	326	403	354
Property and equipment, net		41	73	59

		2,390	7,126	2,844

		$5,139	$10,482	$10,347

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2025	2024	2024
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Trade payables		$808	$1,164	$816
Other accounts payable		210	253	205
Convertible debenture	6	2,086	-	-
Warrants	9	1,568	345	-
Other short-term liability		341	-	341
Lease liability		25	38	37

		5,038	1,800	1,399

NON-CURRENT LIABILITIES
Related party	7d	182	-	-
Lease liability		-	26	9

		182	26	9

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	10
Share capital and premium		71,012	67,258	70,886
Reserve from share-based payment transactions		6,012	5,298	5,746
Warrants		5,190	5,190	5,190
Foreign currency translation reserve		497	497	497
Transactions with non-controlling interests		810	810	810
Accumulated deficit		(84,303)	(72,133)	(74,975)
		(782)	6,920	8,154

Non-controlling interests		701	1,736	785

Total equity (deficiency)		$(81)	$8,656	$8,939

Total liabilities and equity		$5,139	$10,482	$10,347

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,		Year Ended December 31,
		2025	2024	2024
		Unaudited		Audited
	Note	USD in thousands, except per share amounts

Revenues		$461	$840	$1,306

Cost of goods sold		(101)	(366)	(800)

Gross profit		360	474	506

Research and development expenses	11a	938	841	1,707
Sales and marketing		491	926	1,515
Impairment of intangible asset		-	-	1,344
General and administrative expenses	11b	2,109	2,234	4,526
Other income	12	(465)	-	(1,270)
Operating loss		2,713	3,527	7,316
Company’s share of losses of companies accounted for at equity, net		312	208	429
Finance income		(644)	(323)	(612)
Finance expenses		1,058	272	353
Loss on impairment of loans	5	5,973	-	-
Loss before income taxes		9,412	3,684	7,486

Taxes on income		-	(5)	(14)

Total comprehensive loss		9,412	3,679	7,472
Attributable to:
Equity holders of the Company		9,328	3,442	6,284
Non-controlling interests		84	237	1,188
		9,412	3,679	7,472
Basic loss per share attributable to equity holders of the Company:
Loss from operations		17.92	35.70	26.88 (*)
Diluted loss per share attributable to equity holders of the Company:
Loss from operations		17.92	35.70	26.88 (*)

(*)	Loss per share retroactively adjusted in these consolidated statements of comprehensive loss to reflect “Reverse Share Split”. See Note 9.

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2025

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2025	$70,886	5,746	5,190	810	497	(74,975)	8,154	785	8,939

Income (loss)	-	-	-	-	-	(9,328)	(9,328)	(84)	(9,412)
Recognition of conversion feature in convertible debenture	126	-	-	-	-	-	126	-	126
Cost of share-based payment	-	266	-	-	-	-	266	-	266

Balance at June 30, 2025	$71,012	6,012	5,190	810	497	(84,328)	(782)	701	(81)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2024

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2024	$64,526	5,282	5,190	810	497	(68,691)	7,614	1,973	9,587

Income (loss)	-	-	-	-	-	(3,442)	(3,442)	(237)	(3,679)
Issuance of shares, net of issuance expenses	2,772	-	-	-	-	-	2,772	-	2,772
Cost of share-based payment	10	16	-	-	-	-	26	-	26

Balance at June 30, 2024	$67,258	5,298	5,190	810	497	(72,133)	6,920	1,736	8,656

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the year ended December 31, 2024

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2024	$64,526	5,282	5,190	810	497	(68,691)	7,614	1,973	9,587

Income (loss)	-	-	-	-	-	(6,284)	(6,284)	(1,188)	(7,472)
Issuance of share capital, net of issuance expenses	6,255	-	-	-	-	-	6,255	-	6,255
Cost of share-based payment	105	464	-	-	-	-	569	-	569

Balance at December 31, 2024	$70,886	$5,746	$5,190	$810	$497	$(74,975)	$8,154	$785	$8,939

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands
Cash flows from operating activities:

Loss	$(9,412)	$(3,679)	$(7,472)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	189	219	482
Loss on impairment of intangible asset	-	-	1,344
Cost of share-based payment	266	26	569
Finance expenses, net	(159)	(206)	(897)
Loss on impairment of loans	5,973	-	-
Group’s share of losses of company accounted for at equity, net	312	185	429
Losses from remeasurement of investment in financial assets	128	256	305

	6,709	480	2,232

Working capital adjustments:

Decrease (increase) in other accounts receivable	708	242	(535)
Increase (decrease) in trade payables	(8)	362	25
Increase in other accounts payable	5	68	20
Increase (decrease) in related parties	182	-	(15)
Decrease (increase) in trade receivables	(4)	3	12
Decrease (increase) in inventory	(41)	327	629

	842	1,002	136

Net cash used in operating activities	$(1,861)	$(2,197)	$(5,104)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,			Year Ended December 31,
	2025	2024		2024
	Unaudited			Audited
	USD in thousands
Cash flows from investing activities:

Investment (withdrawal) in restricted bank deposits	$(1)	$1		$45
Investment in short-term bank deposits	-	692		3,000
Sale (Purchase) of property and equipment	-	(1)		8
Investment in a company accounted for at equity	-	(600)		(600)
Investments in financial assets	(100)	-		-
Bridge loan to related parties	(2,000)	(2,400	) (*)	(4,078)

Net cash used in investing activities	(2,101)	(2,308)		(1,625)

Cash flows from financing activities:

Proceeds from issuance of share capital and warrants (net of issuance expenses)	-	2,722		6,255
Repayment of lease liability	(23)	(41)		(54)
Interest paid on lease liability	-	-		(8)
Proceeds from issuance of convertible debentures	3,990	-		-

Net cash provided by financing activities	3,967	2,681		6,193

Increase (decrease) in cash and cash equivalents	5	(1,824)		(536)
Cash and cash equivalents at the beginning of the period	1,540	2,076		2,076

Cash and cash equivalents at the end of the period	$1,545	$252		$1,540

(*)	Reclassified

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands
(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$-	$-	$75

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL

a.	SciSparc Ltd. (“SciSparc” or the “Company” or the “Group”), a specialty clinical-stage pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company, through its majority owned subsidiary, is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of June 30, 2025, the Company had four private subsidiaries, including an inactive company incorporated under the laws of Israel: Evero Health Ltd. (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd. (“Brain Bright”); a company incorporated under the laws of Israel: SciSparc Merger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of Israel; and a company incorporated under the laws of the State of Delaware: SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”, together with Evero, Brain Bright, and Merger Sub, the “Subsidiaries”).

On June 24, 2025, the Company announced its intent to effect a one-for-twenty one (1-for-21) reverse share split (the “Reverse Share Split”) of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), which became effective at the market open on July 3, 2025. The Reverse Share Split was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on October 23, 2024, to be effected at the board of directors’ discretion within the approved parameters.

Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these interim consolidated financial statements for all periods presented to give effect to the Reverse Share Split.

b.	These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL (cont.)

c.	The Company incurred a net loss of $9,412 and had negative cash flows from operating activities of $1,861 for the six-month period ended June 30, 2025. As of June 30, 2025, the Company had a negative working capital of $2,289 and an accumulated deficit of $84,303 as a result of recurring operating losses. As of June 30, 2025, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the consolidated financial statements. The Company’s pharmaceuticals operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its pharmaceutical products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

Following the ongoing uncertainty surrounding AutoMax, the Company recognized a loss on impairment of loans granted to AutoMax in the amount of $5,973 (see also note 5).

The Company intends to finance operating costs over the next twelve months through a combination of actions that may include existing cash on hand and issuing equity and/or debt securities.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business.

The interim consolidated financial statements for the period ended June 30, 2025, do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Group be unable to continue as a going concern.

d.	The interim consolidated financial statements of the Company for the six-month period ended on June 30, 2025, were approved for issuance on November 17, 2025. In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2025, through November 17, 2025, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2024 Annual Consolidated Financial Statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the 2024 Annual Consolidated Financial Statements. The results for any interim period are not necessarily indicative of results for any future period.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six-month period ended June 30, 2025, are not necessarily indicative of the results for the year ending December 31, 2025, or for any future period.

As of June 30, 2025, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2024 Annual Consolidated Financial Statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 3:- INVESTMENT IN ASSOCIATE

On November 25, 2023, MitoCareX Bio Ltd. (“MitoCareX”) achieved its second milestone pursuant to an investment agreement signed with the Company. As a result of MitoCareX meeting this milestone, the Company invested an additional sum of $600 in MitoCareX and increased its share ownership in MitoCareX from 41.92% to 52.73%. Notwithstanding the above, the Company and MitoCareX agreed for the additional $600 installment to be deferred to March 25, 2024, and the $600 installment was paid March 11, 2024.

On September 26, 2024, the Company signed a non-binding letter of intent relating to the sale of its entire ownership interest in MitoCareX to N2OFF, Inc. (“N2OFF”), a publicly-traded company in the United States which is a related party. On February 25, 2025, the Company entered into a Securities Purchase and Exchange Agreement, as amended (the “SPEA”), together with MitoCareX, Dr. Alon Silberman and Prof. Ciro Leonardo Pierri (together with SciSparc, the “Sellers”), pursuant to which the Sellers agreed to sell their stakes in MitoCareX to N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. Pursuant to the terms of the SPEA, in exchange for transferring its holdings in MitoCareX, SciSparc shall receive from N2OFF a cash payment of $700 and an issuance of N2OFF common stock, par value $0.0001 per share (“N2OFF Common Stock”), representing 16.75% of N2OFF on a fully-diluted basis The SPEA also includes provisions for additional milestones that, upon achievement, may increase the amount of N2OFF Common Stock issued to the Sellers. As of June 30, 2025, the Company and N2OFF had not closed the sale of the ownership of MitoCareX and the Company still held 52.73% of the issued and outstanding share capital of MitoCareX. On October 20, 2025, upon the satisfaction of the closing conditions of the SPEA, the transaction contemplated thereunder closed (see Note 14e).

During the six months ended June 30, 2025, and 2024, the Company recorded equity losses from the investment in MitoCareX in the amount of $312 and $208, respectively.

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2024	$781
Investment following achievement of first milestone	600
Equity losses from investment in MitoCareX	(429)

Balance at December 31, 2024	952

Investment following achievement of second milestone	-
Equity losses from investment in MitoCareX	(312)

Balance at June 30, 2025	$640

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 4:- INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the acquisition (“Wellution Acquisition”) of WellutionTM, an Amazon Marketplace account and American food supplement and cosmetics brand and trademark (the “Brand”). In connection with the Wellution Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a base cash payment of $4,540 and in 12 months following the closing agreed to pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA exceeds $1,120 during the 12-month period following the closing of the Wellution Acquisition. The Company paid an additional $321 as purchase costs.

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles. The Company reviewed the guidance under IFRS 3 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the acquisition, the Company fully recognized the acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

In the year ended December 31, 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

The impairment loss was determined based on the revenue projections of the Brand, using the relief from royalty approach. Under the relief from royalty approach, the fair value of a brand is determined based on discounted future royalty payments that owner of the asset would have been required to pay if instead of purchasing the intangible asset it would have been licensed from a third party. Revenues were projected for a period of 7.8 years (2023 – 8.7), commensurate with the remaining estimated useful life of the Brand and with no terminal value. The projections were determined based on the current period revenues, assuming a growth rate for the short term that is consistent with management’s expectations that revenues of the brand will resume their past extent, as of the date of purchase of the brand, a growth rate thereafter of 27.8% (2023 – 13.8%) and a declining growth rate for the long term, reaching 2% (2023 – 2%) at the terminal year. Theoretical royalties arising from the brand were capitalized at a discount rate of 21.9% (2023 – 20.6%).

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2024	$3,189
Loss on impairment of intangible asset	(1,344)
Depreciation of intangible asset	(366)

Balance at December 31, 2024	1,479

Depreciation of intangible asset	(96)

Balance at June 30, 2025	$1,383

During the six months ended June 30, 2025, and 2024, the Company recorded depreciation expenses with respect to intangible asset in the amount of $96 and $183, respectively.

On October 10, 2025, the Company sold its holding in Scisparc Nutraceuticals Inc. to Neurothera Labs Inc. as part of the Transaction (see note 14d).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5:- INVESTMENT IN FINANCIAL ASSETS

Share Purchase Agreement

On June 25, 2023, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and the leading parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Share Purchase Agreement, the Company invested NIS 2,500 (approximately $689) in cash, in exchange for ordinary shares, NIS 0.05 par value, of AutoMax (the “AutoMax Shares”) based on a price per share of NIS 0.5. As of June 30, 2025, the listed share price of AutoMax on the TASE was NIS 0.152 (December 31, 2024 – NIS 0.184), and the Company has recorded a loss in its statements of comprehensive loss of $27 on its investment.

Bridge Loan Agreement

On January 14, 2024, the Company entered, as a lender, into an agreement (the “Bridge Loan Agreement”) with AutoMax, pursuant to which AutoMax received from the Company a bridge loan (the “Bridge Loan”) in the amount of $1,400, further to the previously announced non-binding letter of intent for the Company to acquire AutoMax (the “AutoMax Acquisition”).

The Bridge Loan Agreement states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the AutoMax Acquisition is not consummated prior to the repayment date), compounded annually. The Bridge Loan amount, together with any accrued interest (the “Owed Amount”), may be repaid in part or in whole at the discretion of AutoMax prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (a) the consummation of the Merger (as defined below), in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount the Company will provide AutoMax with upon Closing, which is expected to be $4,250; or (b) if the definitive agreement for the AutoMax Acquisition is terminated in accordance with its terms, within three months from such termination date; or (c) July 15, 2024.

On June 9, 2024, the Company entered into an amendment (the “Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Amendment, the Company extended an additional loan in the amount of $1,000 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $2,400. In addition, the repayment date was amended such as that the Owed Amount will be due at the earlier date of: (a) the consummation of the Merger, in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount the Company will provide AutoMax with upon Closing, which is expected to be $4,250; or (b) if the definitive agreement for the AutoMax Acquisition is terminated in accordance with its terms, within three months from such termination date.

On September 5, 2024, the Company entered into a second amendment (the “Second Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Second Amendment, the Company extended an additional loan in the amount of $1,850 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $4,250. In consideration for the loan amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Leasing Ltd. in favor of the Company.

On May 8, 2025, SciSparc entered into a third amendment to the Bridge Loan Agreement, pursuant to which, in addition to the already existing subordination of the Loan Amount to AutoMax’s Series B Bonds, the Bridge Loan will also be subordinated to AutoMax’s Series C Bonds, issued and traded on the TASE.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5:- INVESTMENT IN FINANCIAL ASSETS (cont.)

Additional Loan Agreement

On February 27, 2025, the Company entered into a loan agreement with AutoMax where a $2,000 loan was provided (the “Additional Loan Agreement” and “Additional Loan”). The Additional Loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50 and interest, with AutoMax retaining the option to make early repayment without penalties. As collateral, AutoMax pledged a first-ranking fixed charge on its subsidiary’s shares, in accordance with a fixed charge debenture.

Merger Agreement

On April 10, 2024, the Company and AutoMax entered into an Agreement and Plan of Merger, as amended on August 14, 2024, November 26, 2024, March 27, 2025, and on May 8, 2025 (the “Merger Agreement”), pursuant to which SciSparc Merger Sub Ltd., an Israeli limited company and the Company’s wholly-owned subsidiary was to merge with and into AutoMax, with AutoMax surviving as the Company’s wholly-owned subsidiary (the “Merger”). Pursuant to the Merger Agreement, the Company’s Ordinary Shares, as well as pre-funded warrants exercisable into Ordinary Shares, were to be issued to AutoMax’s shareholders at the effective time of the Merger, pursuant to the Exchange Ratio. Under the Exchange Ratio formula, immediately following the Merger, AutoMax’s shareholders and M.R.M were expected to own approximately 49.99% of the Company’s share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and the Company’s shareholders were expected to own approximately 50.01% of its share capital, on a fully-diluted basis, subject to certain exceptions. The Merger was unanimously approved by the boards of directors and shareholders of both companies. On August 14, 2024, the parties entered into the Merger Agreement Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, the parties entered into the Merger Agreement Second Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, the parties entered into the Merger Agreement Third Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025, and the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio. On May 8, 2025, the parties entered into the Merger Agreement Fourth Addendum, pursuant to which the definition of “Bondholders” was revised to include holders of AutoMax’s Series C Bonds. The Merger was expected to close in the third quarter of 2025, subject to the approval of the Company’s shareholders, approval of the AutoMax shareholders, including a separate approval by AutoMax shareholders who are not controlling shareholders of AutoMax or us, and court approval, as well as other customary conditions. On August 28, 2025, the Company announced that at an adjourned special general meeting of shareholders held on August 26, 2025, that its shareholders voted on and approved, among others, the proposed merger with AutoMax. On August 28, 2025, the Company announced that in a special general meeting, AutoMax’s shareholders voted on and approved the proposed merger with the Company.

During September 2025 and following an investigation by the Israeli Securities Authority and Israeli Police, three senior officials of AutoMax were arrested. Following these events, on October 6, 2025, the Company announced that it entered into a framework agreement with AutoMax to (i) mutually terminate the Merger Agreement; (ii) amend the terms of repayment of the Bridge Loan to be repaid in a one lump-sum payment on January 1, 2028; and (iii) amend the terms of repayment of the Additional Loan to be repaid in monthly installments starting on November 20, 2025, of $60 each and the interest of 8% per annum, compounded annually up to each actual payment date, in addition to the payment of all interest accrued on such loan from its effective date until November 20, 2025, in the sum of $114 (the “Framework Agreement”).

On October 24, 2025, AutoMax announced that an Israeli court decision, made on October 21, 2025, froze proceedings against AutoMax and appointed a trustee according to an application from local Israeli banks. According to the application, the total debt owed to the banks amount to over $50,000 (NIS 169 million). Following these events, the Bridge Loan and Additional Loan became due immediately (see Note 14).

The Company has evaluated the probabilities of recuperating the funds extended to AutoMax in respect of the Bridge Loan and the Additional Loan and has determined that there is a 90% probability that the Bridge Loan and the Additional Loan will not be returned to the Company. Accordingly, the Company recognized a loss on impairment of the loans in the amount of $5,973. As of June 30, 2025, the Bridge Loan and the Additional Loan amounts and accrued interest stand at $644.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 6:- CONVERTIBLE DEBENTURE

On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company agreed to sell and issue to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 (the “Subscription Amount”), which are convertible into the Company’s Ordinary Shares, no par value per share and, as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures was subject to certain conditions and limitations.

The Debentures mature on the one-year anniversary of the issuance date of the Debentures. Further, interest accrues on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the twenty (20) consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”); provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

At the closing of the transaction, the Company issued to the investors 172,174 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $11.6172 per warrant. The warrants are exercisable for a term of five years from the issuance date (see also note 9b).

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The Debentures fair value was calculated using the Monte Carlo model using the following inputs:

	June 30, 2025	February 25, 2025
Dividend yield (%)	0	0
Expected volatility (%)	160.81	114.21
Risk-free interest rate (%)	4.29	4.12
Underlying share price ($)	6.53	7.78
Debentures fair value ($)	2,086	2,114

During the six months ended June 30, 2025 and 2024, the Company recorded financial income from the change in fair value of the Debentures in the amount of $28 and $nil, respectively.

In August 2025, certain of the investors submitted to the Company notices of conversion (the “Conversion Notices”) to convert outstanding principal and accrued interest of the Debentures, pursuant to which the Company issued an aggregate of 1,028,598 Ordinary Shares to such investors (see Note 14).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 7:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	June 30, 2025		December 31, 2024
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current assets	$-	659	$-	$4,239
Current liabilities	$90	154	$55	$245
Non-current liabilities	$-	182	$-	$-

(*)	See note 5.

b.	Transactions with related parties (not including amounts described in Note 6c):

	Six months ended		Year ended
	June 30,		December 31,
	2025	2024	2024

Research and development expenses	$55	$26	$63

c.	Benefits to key management personnel (including directors):

	Six months ended		Year ended
	June 30,		December 31,
	2025	2024	2024
Short-term benefits	$549	$438	$765

Management fees	$60	$60	$120

Cost of share-based payment	$151	$11	$157

d.	On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands Ltd. (“Jeffs’ Brands”) and Jeffs’ Brands Holdings Inc. (“NewCo Inc.”), a newly-formed wholly owned subsidiary of Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the agreement, NewCo Inc. acquired from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc Nutraceuticals Inc. which owns Wellution, for $2,500 in cash, and additional deferred cash payments of approximately $489 accounting for price adjustments related to inventory and working capital, which was paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”). As collateral for the payment in full of the Price Adjustment, SciSparc held back such number of shares of common stock of SciSparc Nutraceuticals Inc., equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc Nutraceuticals Inc.. by the Company for working capital, and the release of the Holdback Shares on January 31, 2024, upon the payment in full of the Price Adjustment by Jeffs’ Brands, the Company held approximately 51% of the share capital of SciSparc Nutraceuticals Inc.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc Nutraceuticals Inc. entered into a consulting agreement, pursuant to which Jeffs’ Brands provides management services to SciSparc Nutraceuticals Inc. for the Wellution brand for a monthly fee of $20 and Jeffs’ Brands received a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days’ advance notice. In November 2023, the monthly fee was reduced to $10. For the six-month period ended June 30, 2025, the Company has recorded management services expenses in the amount of $60 (equal to the amount recorded for the six-month period ended June 30, 2024).

As of June 30, 2025, the management fees owed to Jeffs’ Brands amounted to $182.

On October 10, 2025, the Company sold its holding in Scisparc Nutraceuticals Inc. to Neurothera Labs Inc. as part of the Transaction (see note 14d).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 7:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (cont.)

e.

On March 7, 2022, the Company entered into a cooperation agreement with Clearmind Medicine Inc. (“Clearmind”) pursuant to which the Company and Clearmind test and integrate their core technologies with a view to developing novel psychedelic drug candidates (the “Cooperation Agreement”). Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Amitai Weiss, a member of the Company’s board of directors and the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer serve as officers and directors of Clearmind.

During the six-month period ended June 30, 2025, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $55.

f.

Mr. Weiss, a member of the Company’s board of directors and the Company’s President, was the chairman of the board of directors of AutoMax. Mr. Weiss resigned from the board of directors of AutoMax on October 16, 2025. (see Note 5).

g.

On August 13, 2024, the Company entered into an exclusive patent license agreement (the “License Agreement”), for the out-licensing of its SCI-160 program with Polyrizon Ltd. (“Polyrizon”), a biotech company focused on the development of innovative medical device hydrogels delivered in the form of nasal sprays. Pursuant to the License Agreement, the Company granted Polyrizon a royalty-bearing, exclusive, sub-licensable right and license to the SCI-160 platform (the “License”). Pursuant to the License Agreement, the Company received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share.

On December 30, 2024, pursuant to a share transfer agreement, the Company sold all of the Polyrizon ordinary shares and pre-funded warrants held by it, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548. In addition, in consideration for the License, the Company will receive royalties from sales related to the SCI-160 platform and income generated from it.

On April 1, 2025, the Company entered into a securities purchase agreement with Polyrizon, pursuant to which the Company participated in a private placement of Polyrizon, and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, the Company entered into an exchange agreement with Polyrizon, pursuant to which the Company exchanged existing ordinary share warrants of Polyrizon held by it for Series A warrants to purchase ordinary shares of Polyrizon.

Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is a member of the board of directors of Polyrizon.

NOTE 8:- FINANCIAL INSTRUMENTS

Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments”:

		June 30,		December 31,
		2025	2024	2024
		Unaudited		Audited
	Note	USD in thousands
Financial assets:
Cash and cash equivalents		$1,566	$316	$1,560
Short-term deposits		-	2,308	-
Related parties		659	2,448	4,239
Other receivables		49	190	449
Investments in financial assets		326	403	871

		$2,600	$5,665	$7,119

Financial liabilities:
Credit from others		$-	$-	$75
Convertible debenture		2,086	-	-
Warrants liability		1,568	345	-
Other short-term liability		341	-	-
Lease liability		25	64	48

Total financial and lease liabilities		$4,020	$409	$123

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- WARRANTS

a.	On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Private Placement”), providing for the issuance of an aggregate of 6,495 units and pre-funded units, as follows: (a) 614 units at a price of $1,572.48 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 5,881 pre-funded units at a price of $1,539.174 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $1,435.98 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024		June 30, 2025
Dividend yield (%)	0		0
Expected volatility (%)	72		72
Risk-free interest rate (%)	4.38		3.987
Underlying share price ($)	7.56		6.53
Exercise price ($)	1,435.98		1,435.98
Warrants fair value ($)	-	(*)	-	(*)

(*) Less than $1

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the six months ended June 30, 2025, and 2024, the Company recorded finance income from the change in fair value of the June 2022 Warrants in the amount of nil and $188, respectively.

b.	On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company agreed to sell and issue to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 (the “Subscription Amount”), which are convertible into the Company’s Ordinary Shares, no par value per share (the “Ordinary Shares” and, as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures was subject to certain conditions and limitations.

At the closing of the transaction, the Company issued to the investors 172,174 warrants (the “Debenture Warrants”) which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $11.6172 per warrant. The Debenture Warrants are exercisable for a term of five years from the issuance date.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 9:- WARRANTS (cont.)

Economic methodology:

The Debenture Warrants’ fair value was calculated using the Binomial model using the following inputs:

	June 30, 2025	February 25, 2025
Dividend yield (%)	0	0
Expected volatility (%)	149.11	110.16
Risk-free interest rate (%)	3.77	4.12
Underlying share price ($)	6.53	7.78
Exercise price ($)	11.6172	11.6172
Warrants fair value ($)	1,568	1,750

The Debenture Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the six months ended June 30, 2025 and 2024, the Company recorded financial income from the change in fair value of the Debenture Warrants in the amount of $182 and nil, respectively.

NOTE 10:- EQUITY

Reverse Share Split

On June 24, 2024, the Company announced its intent to effect a one-for-twenty one (1-for-21) reverse share split (the “Reverse Share Split”) of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), which became effective at the market open on July 3, 2025. The Reverse Share Split was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on October 23, 2024, to be effected at the board of directors’ discretion within the approved parameters.

a.	Composition of share capital as of June 30, 2025, June 30, 2024, and December 31, 2024:

	June 30, 2025		December 31, 2024		June 30, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares, no par value	75,000,000	534,605	75,000,000	515,640	75,000,000	170,767

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2025	515,640

Shares issued to consultants in respect of exercised Restricted Share Units (“RSUs”) (Note 10e)	18,929

Rounding shares	36

Balance at June 30, 2025	534,605

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 10:- EQUITY (cont.)

c.	Rights attached to shares:

Voting rights at shareholders meetings, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Additional issuance of Ordinary Shares:

On April 1, 2025, the Company issued 18,929 Ordinary Shares in respect of fully vested and exercised RSUs issued previously.

f.	June 2022 Financing Round (see also note 8)

On June 1, 2022, the Company completed the June 2022 Private Placement with an investor for gross proceeds of $10,210, providing for the issuance of an aggregate of 6,495 units and pre-funded units, as follows: (a) 614 units at a price of $1,572.48 per unit, each consisting of (i) one Ordinary Share of the Company, and (ii) two warrants each to purchase one Ordinary Share (the “June 2022 Warrants”), and (b) 5,881 pre-funded units at a price of $1,539.174 per unit, each consisting of (i) one pre-funded warrant to purchase one Ordinary Share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $1,435.98 per Ordinary Share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the six-month period ended June 30, 2025, and the year ended December 31, 2024, there were no exercises of the June 2022 Warrants.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 10:- EQUITY (cont.)

h.	August 2023 Financing Round

On August 14, 2023, the Company closed an underwritten public offering (the “2023 Public Offering”) of 10,119 Ordinary Shares, at a purchase price of $109.20 per Ordinary Share, and pre-funded warrants to purchase up to 1,786 Ordinary Shares at a purchase price of $108.654 per pre-funded warrant, for aggregate gross proceeds of approximately $1,300, pursuant to an underwriting agreement between the Company and Aegis Capital Corp, the underwriter in the 2023 Public Offering, dated August 10, 2023. Pursuant to the terms of the underwriting agreement, the Company also granted the underwriter a 45-day option to purchase up to an additional 1,786 Ordinary Shares solely to cover over-allotments. This 45-day option was not exercised.

i.	October 2023 Financing Round

On October 13, 2023, the Company announced the closing of a private placement with an institutional investor with gross cash proceeds to the Company of approximately $5,026, before deducting fees related to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 91,910 units, each unit consisting of two pre-funded warrants (the “October 2023 Warrants”). The October 2023 Warrants have an exercise price of $0.021, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

During the six-month period ended June 30, 2025, there were no exercises of the October 2023 Warrants.

During the six-month period ended June 30, 2025, 90,148 Ordinary Shares were issued with respect to exercises of the October 2023 Warrants.

j.	January 2024 Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of up to $20,000 of the Company’s Ordinary Shares (the “Advance Shares”). As of June 30, 2025, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 273,466 Ordinary Shares for total proceeds of $6,255. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5,000 (each a “Pre-Paid Advance”). Each Pre-Paid Advance will be evidenced by a promissory note (each a “Promissory Note”). Each Promissory Note will fully mature 24 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and events of default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 2,633 of its Ordinary Shares, in satisfaction of payment of the commitment fee of $200.

YA will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of Ordinary Shares by YA pursuant to the SEPA. The Company will pay the expenses (except brokerage fees and commissions and similar expenses) incurred and register pursuant to the Securities Act of 1933, as amended, the offer and sale of the Ordinary Shares pursuant to the SEPA by YA.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 11:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,		Year Ended December 31,
	2025	2024	2024
	Unaudited		Audited
	USD in thousands
a. Research and development expenses:

Wages and related expenses	$154	$224	$390
Share-based payment	42	8	45
Clinical studies	181	117	276
Regulatory, professional and other expenses	390	386	681
Research and preclinical studies	129	100	211
Chemistry and formulations	42	6	104

	938	841	1,707

b. General and administrative expenses:

Wages and related expenses	226	311	507
Share-based payment	224	8	419
Professional and directors’ fees	1,368	1,670	3,009
Business development expenses	48	53	108
Office maintenance, rent and other expenses	78	68	128
Investor relations and business expenses	54	57	197
Regulatory expenses	111	67	158

	$2,109	$2,234	4,526

NOTE 12:- OTHER INCOME

On February 18, 2025, the Company announced that it has reached a settlement agreement (the “Settlement”) regarding a lawsuit it filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of the Company’s former directors (the “Defendants”), case number 34426-02-22 (the “Suit”). The Suit included allegations of breaches of fiduciary duties of the Defendants under the Israeli Companies Law, 5759-1999, relating to a prior acquisition of a pain clinic network through a subsidiary of the Company.

As part of the Settlement, which was facilitated through mediation and approved by the court, the Company will be entitled to a $465 cash payment from the Defendants, in exchange for the full dismissal by the Company of the alleged claims brought against the Defendants in the Suit. On May 22, 2025, the Company received the cash payment.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 13:- OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that it has two reportable segments – (1) development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); and (2) online sales of a various range of hemp-based products including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Segment performance (segment income (loss)) is evaluated based on operating income (loss) in the financial statements. The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis.

The review of the CODM is carried out according to the results of the segment’s performance. CODM’s review does not include certain expenses that are not related specifically to the activity of each of the segments. Those expenses are presented as reconciliation between segments operating results to total operating results in financial statements.

The Group’s CODM is the Chief Executive Officer of the Company.

	Six months ended June 30, 2025
	Drug Development	Online Sales	Total
Revenues
External	$-	$461	$461
Total	-	461	461

Segment loss (gain)	2,543	170	2,713

Equity losses from the investment in MitoCareX			312
Finance expense (income), net			414
Loss on impairment of loans			5,973
Tax income			-

Loss			9,412

	Six months ended June 30, 2024
	Drug Development	Online Sales	Total
Revenues
External	$-	$840	$840
Total	-	840	840

Segment loss (gain)	3,040	487	3,527

Equity losses from the investment in MitoCareX			208
Finance expense (income), net			(51)
Tax income			(5)

Loss			3,679

	Year ended December 31, 2024
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,306	$1,306
Total	-	1,306	1,306

Segment loss (gain)	4,873	2,443	7,316

Equity losses from the investment in MitoCareX			429
Finance expense (income), net			(259)
Tax income			(14)

Loss			7,472

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 13:- OPERATING SEGMENTS (cont.)

	As of June 30, 2025
	Drug Development	Online Sales	Total

Segment Assets	$3,497	$1,642	$5,139
Segment Liabilities	$5,033	$187	$5,220

	As of December 31, 2024
	Drug Development	Online Sales	Total

Segment Assets	$8,407	$1,764	$10,171
Segment Liabilities	$1,194	$226	$1,420

NOTE 14:- EVENTS AFTER THE REPORTING PERIOD

a.	In August 2025, certain investors under the Securities Purchase Agreements, submitted to the Company Conversion Notices to convert outstanding principal and accrued interest of the Debentures, pursuant to which the Company issued an aggregate of 1,028,598 Ordinary Shares to such investors (see Note 6).

b.	On September 26, 2025, the Company entered into inducement offer letter agreements (the “Inducement Letters”) with holders (the “Holders”) of certain of the Company’s existing warrants to purchase in the aggregate up to 361,548 of the Company’s Ordinary Shares, issued on February 25, 2025, at an exercise price of $11.6172 per Ordinary Share (the “Existing Warrants”). Pursuant to the Inducement Letters, the Holders agreed to exercise for cash all of their Existing Warrants at a reduced exercise price of $3.10 per Ordinary Share. The Company received aggregate gross proceeds of approximately $1.12 million from the exercise of the Existing Warrants by the Holders.

c.

On August 28, 2025, the Company announced that at an adjourned special general meeting of shareholders held on August 26, 2025, its shareholders voted on and approved, among others, the proposed merger with AutoMax.

On August 28, 2025, the Company announced that in its special general meeting, AutoMax’s shareholders voted on and approved the proposed merger with the Company.

On October 6, 2025, the Company announced that it entered into the Framework Agreement with AutoMax to (i) mutually terminate the Merger Agreement; (ii) amend the terms of repayment of the Bridge Loan to be repaid in a one lump-sum payment on January 1, 2028; and (iii) amend the terms of repayment of the Additional Loan to be repaid in monthly installments starting on November 20, 2025, of $60,000 each and the interest of 8% per annum, compounded annually up to each actual payment date, in addition to the payment of all interest accrued on such loan from its effective date until November 20, 2025, in the sum of $114,523 (see Note 5).

d.	On October 9, 2025, the Company entered into an asset and share purchase agreement (the “Agreement”) with Miza III Ventures Inc. (“Miza”), a public traded company listed on the TSX Venture Exchange (“TSXV”), pursuant to which, the Company received a controlling interest in Miza, and transferred to Miza its pharmaceutical portfolio and equity stake of approximately 50.9% in SciSparc Nutraceuticals Inc. (the “Target Assets” and the “Transaction”).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 14:- EVENTS AFTER THE REPORTING PERIOD (cont.)

The Transaction closed on October 22, 2025,, and pursuant to the Agreement, at the closing thereof (the “Closing”) the Company transferred to Miza 59 shares of common stock, or approximately 50.9% of the equity, of SciSparc Nutraceuticals Inc., the intellectual property rights in SciSparc’s pharmaceutical portfolio, and the contracts, permits, pre-paid deposits, books and records, business and technical information, and all other rights, properties and assets necessary to the operation thereto, in consideration for 63,300,000 common shares of Miza, at a deemed price per share of CAD 0.25 (“Miza Common Shares”), 4,000,000 common share purchase warrants exercisable to acquire one Miza Common Share for each warrant at an exercise price of CAD 0.25 for a period of five years from the date of issuance thereof (the “Warrants”), and up to 48,000,000 Miza Common Shares (the “Contingent Rights Shares”) contingent upon the achievement of certain pre-determined milestones (the “Milestones”), representing a post-closing equity interest in Miza of 75% (or up to approximately 84% in the event of the full achievement of the Milestones).

Pursuant to the Agreement, upon the achievement of the Milestones, the Contingent Right Shares will be issued to the Company as follows: (i) 16,000,000 Miza Common Shares will be issued upon the completion of a transaction resulting in the listing of Miza’s securities on either the New York Stock Exchange or the Nasdaq Stock Market LLC (each, a “U.S. Exchange”), or another transaction resulting in the issuance of shares listed on a U.S. Exchange to shareholders of Miza in exchange for their Miza Common Shares (in each case, an “Uplisting Transaction”), if such Uplisting Transaction is completed within twenty-four months from the date of Closing (the “Closing Date”); (ii) 16,000,000 Miza Common Shares will be issued upon the successful raising by Miza, within forty-eight months of the Closing Date in equity and/or debt financing, of an aggregate of US$10 million or more; and (iii) 16,000,000 Miza Common Shares will be issued upon Miza completing a clinical trial within forty-eight months of the Closing Date.

Following the Closing, Miza changed its name to “NeuroThera Labs Inc.” and is expected to be active in both the pharmaceutical and supplemental sectors.

In addition, at the closing of the Transaction, the Company committed CAD 1 million (approximately US$716) in capital to Miza pursuant to an unsecured convertible note to be entered into, which shall mature on the two-year anniversary of the date of the issuance thereof (the “Maturity Date”) and shall bear interest at the simple rate of 7% per annum. The convertible note will be drawn down by Miza in its sole discretion. On the Maturity Date, the outstanding principal and accrued but unpaid interest under the convertible note shall be convertible into Miza Common Shares, at the sole election of the holder, at a price of CAD 0.25 per share and up to a maximum of 4,000,000 Miza Common Shares (the “Share Cap”), subject to customary anti-dilution adjustments. Upon conversion of the convertible note, for any principal amount or accrued interest not converted into shares due to being in excess of the Share Cap or rounding, Miza will pay the holder of the convertible note a cash amount of such outstanding balance.

e.	On October 20, 2025, upon the satisfaction of the closing conditions of the SPEA, the transaction contemplated thereunder closed (the “MitoCareX Closing”). At the MitoCareX Closing, each of the Sellers transferred their holdings in MitoCareX to N2OFF, thereby resulting in N2OFF holding 100% of the fully-diluted share capital of MitoCareX, and as consideration to the Company, N2OFF transferred $700, and issued 490,751 shares of N2OFF Common Stock to the Company, representing 16.75% of N2OFF on a fully-diluted basis.